Columbia ETF Trust I

Columbia Funds Series Trust I

Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

July 10, 2019

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:

Responses to SEC review of, and comments with respect to, N-CSR and prospectus filings for Columbia ETF Trust I (811-22736) year ended October 31, 2018, Columbia Funds Series Trust I (811-04367) years ended January 31, 2018 through December 31, 2018, and Columbia Funds Series Trust II (811-21852) years ended July 31, 2018 through October 31, 2018 (collectively, the “Trusts”).

Dear Mr. Eskildsen,

This letter is in response to your comments provided telephonically on June 25, 2019 relating to the Trusts’ N-CSR and prospectus filings referenced above. Your comments are set forth below, and each is followed by our response.

1.

Within each Fund’s Prospectus, the Fund’s Principal Risks should be listed in order of significance rather than in alphabetical order. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response: The Columbia Funds commenced, starting with prospectus annual updates in May 2019, a protocol to list a fund’s key or main risks in the lead-in disclosure to the fund’s Principal Risks within prospectuses.

2.

Columbia Contrarian Europe had $1,438,485 and $1,188,889 in tax reclaim receivables as of October 31, 2018 and October 31, 2017, respectively, which represented approximately 0.45% and 0.30% of net assets. Please disclose which countries have balances and when the balances are expected to be received.

Response: The Fund has appointed a third party dedicated reclaim specialist to file and track all foreign tax reclaims. Columbia monitors the process and reasonability of the outstanding receivables. At October 31, 2018, the balances were comprised of five countries: Germany (0.22% of net assets), Switzerland (0.13%), Belgium (0.07%), Denmark (0.03%), and Spain (0.00%). The expected reclaim recovery from the date reclaim is filed to completion is as follows: Germany—6 months, Switzerland—5 months, Belgium—12 months, Denmark—5 months, and Spain—7 months. Reclaim recovery timelines reflect what is expected in the market and does not guarantee that reclaims will be processed within that timeframe. Columbia works with the reclaim specialist to write off reclaims if they are deemed to be no longer collectible.

Responses to SEC Comments

July 9, 2019

3.

Columbia Sustainable International Equity Income ETF had 37.1% of its assets invested in Japan at October 31, 2018. Why is that not discussed in the principal risk and principle investment strategy disclosures in the prospectus?

Response: The Fund will reflect its’ Japan exposure within the Fund Principal Investment Strategies and Principal Risks at the Fund’s annual update.

4.

In the October 31, 2018 annual report (growth of $10,000 graph) and March 1, 2019 prospectus the Columbia Diversified Fixed Income Allocation ETF compares its performance to the Beta Advantage Multi-Sector Bond Index (net). The Fund needs to compare its returns to a broad-based securities market index. The Index the Fund tracks does not satisfy this requirement.

Response: The Fund will implement the requested change at the Fund’s annual prospectus update.

We hope that these responses adequately address staff comments. If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary